LEGG MASON ETF INVESTMENT TRUST

620 Eighth Avenue

New York, NY 10018

February 25, 2025

Filed via EDGAR (CIK # 0001645194)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Legg Mason ETF Investment Trust
File Nos. 333-206784 and 811-23096
Request for Withdrawal of Post-Effective Amendment to Registration Statement

Dear Sir or Madam:

Legg Mason ETF Investment Trust (the “Trust”) has determined that Post-Effective Amendment No. 151 to the Trust’s Registration Statement on Form N-1A, as filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(b) on February 24, 2025 relating to ClearBridge Dividend Strategy ESG ETF (to be renamed Franklin ClearBridge Enhanced Income ETF) (SEC Accession No. 0001193125-25-033520) (the “Amendment”), was filed in error because it was filed only under the Securities Act of 1933 rather than under both the Securities Act of 1933 and the Investment Company Act of 1940, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, the Trust hereby requests that the Amendment, together with all exhibits thereto, be withdrawn. The Trust intends to promptly resubmit the contents of the Amendment in a post-effective amendment pursuant to Rule 485(b) that will be filed under both the Securities Act of 1933 and the Investment Company Act of 1940.

We believe that withdrawal of the Amendment is consistent with the public interest and the protection of investors because: (1) the filing was inadvertently made only under the Securities Act of 1933 rather than under both the Securities Act of 1933 and the Investment Company Act of 1940; (2) no securities were sold or exchanged in connection with the offering; and (3) the Amendment did not become effective.

Please direct any questions or comments relating to this request to J. Stephen Feinour, Jr., Esq. of Stradley Ronon Stevens & Young, LLP at (215) 564-8521.

Sincerely,

LEGG MASON ETF INVESTMENT TRUST

/s/ Harris Goldblat
Harris Goldblat
Vice President and Secretary